Exhibit 99.1
Business Combination with UniCesumar May 19, 2022

Forward - looking statements This presentation by Vitru Limited (the “Company”) contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 , which statements involve substantial risks and uncertainties .. All statements other than statements of historical fact, could be deemed forward looking, including risks and uncertainties related to statements about the impact of the COVID - 19 outbreak on general economic and business conditions in Brazil and globally and any restrictive measures imposed by governmental authorities in response to the outbreak ; our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID - 19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition ; our ability to efficiently predict, and react to, temporary or long - lasting changes in consumer behavior resulting from the COVID - 19 outbreak, including after the outbreak has been sufficiently controlled ; our competition ; our ability to implement our business strategy ; our ability to adapt to technological changes in the educational sector ; the availability of government authorizations on terms and conditions and within periods acceptable to us ; our ability to continue attracting and retaining new students ; our ability to maintain the academic quality of our programs ; our ability to maintain the relationships with our hub partners ; our ability to collect tuition fees ; the availability of qualified personnel and the ability to retain such personnel ; changes in government regulations applicable to the education industry in Brazil ; government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions ; a decline in the number of students enrolled in our programs or the amount of tuition we can charge ; our ability to compete and conduct our business in the future ; the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes ; changes in labor, distribution and other operating costs ; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; general market, political, economic, and business conditions ; and our financial targets .. Forward - looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID - 19 pandemic on our business operations, financial results and financial position and on the Brazilian economy .. The forward - looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions .. Forward - looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events .. The achievement or success of the matters covered by such forward - looking statements involves known and unknown risks, uncertainties and assumptions .. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward - looking statements we make .. Readers should not rely upon forward - looking statements as predictions of future events .. Forward - looking statements represent management’s beliefs and assumptions only as of the date such statements are made .. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Item 3 .. Key Information – D .. Risk Factors” in the most recent Annual Report on Form 20 - F of the Company .. These documents are available on the SEC Filings section of the investor relations section of our website at : investors .. vitru .. com .. br .. In addition to IFRS financials, this presentation includes certain summarized, non - audited or non - GAAP financial information .. These summarized, non - audited or non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS .. The non - GAAP financial measures used by the Company may differ from the non - GAAP financial measures used by other companies .. A reconciliation of these measures to the most directly comparable IFRS measure is included in the Appendix to these slides .. A description of how we define and calculate these non - GAAP financial measures and a discussion about the limitations of these non - GAAP financial measures is included in filings made with the United States Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Presentation of Financial and Other Information” in the most recent Annual Report on Form 20 - F of the Company .. These documents are available on the SEC Filings section of the investor relations section of our website at : investors .. vitru .. com .. br References in this presentation to “R $ ” refer to the Brazilian real, the official currency of Brazil .. 2

Since our IPO, we have come across several M&A opportunities, but we knew that achieving the desired sector disruption would require the right partner - and we found that partner at UniCesumar

4 Unique opportunity to create the leading player in the Brazilian digital education space Rationale for the business combination 1. Disruptive Player Creation of the best - in - class digital education platform in Brazil 2. Value Creation Potential to unlock substantial value with unique scale and relevant synergies 3. Academic Excellence Superior value added for our students with MEC maximum grade 4. Governance and Shareholder Structure UniCesumar shareholders to hold 23.5% of Vitru post - deal, including Board and executive team presence, aimed at ensuring a smooth integration and preserving the successful business trajectory 5. Legacy Continuation and expansion of both companies’ critical missions with positive social impact by providing high quality education Source: Vitru 4

UniCesumar overview 1.

6 10 14 15 16 16 18 20 17 17 16 20 34 42 56 65 88 133 203 273 340 30 48 57 72 81 106 153 220 290 356 Category 1 Category 2 Category 3 Category 4 Founded in 1989 and successfully managed by Matos family since then Source: UniCesumar Medical cou r s e authorization with 100 seats University authorization 30 years of Unicesumar +100k professionals graduated 745 hubs Launch of health hybrid course On - site and distance learning e x pans i on p r o j e c t Launch of post grad in Law New hubs in Miami, Dubai and Genebra C u r i tiba campus launch Kick off Unicesumar’s Data Center + 10 0 hubs Master's degree authorization in science, technology and food safety 56 92 +500 hubs Master’s degree authorization New Medical seats approval (+162) Beginning of Hybrid courses 2 012 2 013 2 014 2 015 2 016 2 017 2 018 2 019 2 020 1989 … # of on - site students Fou n d a t ion # of distance learning students 2 02 1

7 92 207 89 3 98 216 # of Hubs 1,0 0 7 1 Hubs 1,002 1 2 1 1 UniCesumar is a leader in Distance Learning with 1,007 1 hubs and a strong complementary on - site operation including a 348 - seat 2 maturing Medical franchise expected to grow UniCesumar overview Source: UniCesumar (2021) Notes: 1. As of 2021 2. Without PROUNI and FIES seats 3. Including five international hubs Regional Market leader with 5 Campi Maringá , Londrina, Ponta Grossa , Curitiba, Corumbá ~340k Distance Learning Students Several new hubs still in maturation 6 th largest Brazilian university group 348 Medical Seats 2 32.6% # Students CAGR 2018 - 2021 Geographic footprint 1 Additional 50 Medical seats requested and under analysis by MEC ~16k On - site Students 2021 127 318 502 679 745 1,007 2016 2017 2018 2019 2020 2021 UniCesumar Evolution of Hubs 3 (#)

UniCesumar offers first-rate quality education services

Highest level of education

MEC Maximum Grade

CI 5

IGC4

for 10 consecutive years

3.75 IDD

43% above market average in Distance Learning

Among the 2%

best educational institutions – MEC(1)

+80%

professors with masters/PHDs

UniCesumar offers **top quality** education services

- Led by Prof. Wilson de Matos, UniCesumar is focused on providing access to a high-quality education
- Over the years, UniCesumar has invested in many cultural projects, sports and other transformational initiatives








UniCesumar

Source: UniCesumar
Notes: 1. Considering the General Courses Index (IGC-MEC)

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* Unique tech-enabled distance learning experience



Studeo Web & App

Digital platform with a universe of features used by students during their academic journey

Augmented Reality

Blending a digital experience with the real world, this resource is applied in academic materials, video lessons and in the mapping of practical laboratories



Technology Applied to Student Success and Retention

1st Step

Predictive Retention

Entrance exam diagnosis identifies the gaps and promote adjustments in the student's environment

2nd Step

Preventive Retention

Encourage students at each completed stage and reward top performers

3rd Step

Reactive Retention

For every cancellation request, our system activates financial and academic support alternatives

Source: UniCesumar

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10 2 Strong expected growth through the maturation of high - quality Medical seats Source: UniCesumar Notes: 1. Does not considers FIES and Prouni .. Additional 50 seats considered in 2023 2. Considering the Preliminary Course Concept (CPC 2019) Medical Seats Evolution (estimated) 1 Strong Medical seats maturation in the short and medium term and additional 50 seats to be approved by MEC Distinctive category with strong growth drivers High Demand Med course 11/1 Ratio o f nu mbe r o f applicants per seat High Quality and Recognition 5th best medical course in Brazil, among private institutions 2 1 348 348 398 398 398 398 398 398 348 348 348 398 398 398 398 398 298 348 348 348 398 398 398 398 298 298 348 348 348 398 398 398 186 298 298 348 348 348 398 398 186 186 298 298 348 348 348 398 1,664 1,826 2,038 2,138 2,238 2,288 2,338 2,388 2021 2022 2023 2024 2025 2026 2027 2028 1st year 2nd year 3rd year 4th year 5th year 6th year

Vitru + UniCesumar , a disruptive player 2.

12 4 .. 3 .. 2 .. + 5 .. 1 .. Game Changing Transaction Creation of one of the largest players in the Brazilian digital education segment (1) Value Creation Potential to unlock substantial value with complementary footprint bringing desirable scale and relevant synergies Academic Excellence Similar cultures focused on high - quality education and s uperior value added for our students with MEC maximum grade Deal Structure and Governance Board and executive team presence, aimed at ensuring a smooth integration and preserving the successful business trajectory Legacy Continuation and expansion of both companies’ critical missions with positive social impact by providing high quality education Main figures as of 4 Q21 Total (2) # of Enrollments (‘000) Total 365 356 721 On - Campus 6 16 22 % of On - Campus Students 2% 4% 3% Digital Education 359 340 699 % of DE Students 98% 96% 97% # of Hubs 939 1,007 1,946 Net Revenue (3) (R$mm) 631 742 1,373 Adj. EBITDA (3) (R$mm) 182 290 473 + Solid business rationale and meaningful numbers 12 Source: Vitru and UniCesumar Notes: 1. The second largest in terms of DE Net Revenue, as of 2021. Considering listed peers only. 2. Considering the sum of Vitru’s standalone financial statements and UniCesumar’s standalone financial statements. 3. 2021 FY.

13 The fastest growing player in Brazil’s higher education segment Outstanding position in Brazil Education Undergraduate and graduate enrollments (4Q21) Digital undergraduate and graduate enrollments (4Q21) Source: Companies Materials Notes: 1. Considers acquisitions 861 797 721 370 320 1 Player 1 Player 2 Vitru Player 3 Player 4 699 673 507 244 76 1 Vitru Player 1 Player 2 Player 3 Player 4 #3 3 rd largest player in # of students # 1 L argest player in # of DE students

14 Rate (2) Listed Peer App 1 4.5 Listed Peer App 2 3.7 Listed Peer App 3 3.6 Listed Peer App 4 2.6 Listed Peer App 5 1.5 4.6 Reclame Aqui (3) Vitru with the highest scores among Brazilian listed players Market Growth (Private DE Undergraduate students, in millions) Growth 16 - 20 +9.5 p.p. + Combined Market Share Growth (Market Share of Private DE Undergraduate students, in %) CAGR 16 - 20 21.0% (1) 1.4 1.6 1.9 2.3 2.9 2016 2017 2018 2019 2020 10.5% 13.0% 15.8% 18.5% 20.0% 2016 2017 2018 2019 2020 #1 and #2 academic app in the market (1) Technology, reputation and customer - centricity leading to superior growth in post - secondary Digital Education… Source: INEP, Vitru and UniCesumar Notes: 1. Considers the app for academic purposes with the highest number of evaluations of each player. 2. Weighted average beetween Apple Store and Play Store ratings, ranging from 0 to 5, as of May 2, 2022. 3. Score related to the last twelve months’ complaints, as of May 2, 2022. 4.7

15 High complementarity between brands Main Characteristic Weekly meetings lectured by dedicated tutors Tech - based methodology and top - notch hubs Presence required in hubs only for end - of - period exams Weekly meetings broadcasted to several students collectively (recorded or live) Growth High High High Low Impact for the Student (IDD) (1) High High Low Low Barrier to Entry High High Medium Medium Video - Conference Higher Engagement, Quality and Strong Brand Equity Traditional 100% online Tutor - Centered Hybrid Model Hub - based 100% Online Differentiated Quality with Higher Scalability High Competition, Hard to Stand - out Low Value Proposition …given the brand equity and the differentiated positioning and sustainable competitive advantages of both institutions Source: Vitru and UniCesumar Notes: 1. Average IDD in the latest evaluation cycle for Digital Education (DE) Undergraduate courses

16 Integration planning led by a top - notch consulting firm: four dimensions and an underlying value creation thesis INTEGRATION THESIS 02. • Assist decision makers in the design of the operational model • Protection of key talents • Benchmark analysis of organizational structure design, selection of talents and definition of the desired culture Addressing More Difficult Questions about People 04. • Integration team with high caliber leadership • Prepare and deliver day 1, day 100 and day 365 plans • Facilitate critical decision - making • Ensure that integration and operation occur mitigating risks to the business Focus on key integration decisions • Analysis of specific sources of value • Focus on most important sources of value • Top - down and bottoms - up processes and analysis • Development of Clean Team to anticipate sensitive topics Focus on Value Creation 01. • Map key processes and systems • Opportunity to optimize the work model • Best IT architecture (new vs. Consolidated) Defining Future processes and integration 03. Source: Vitru and UniCesumar

17 Market recognitions International partners Consolidated business brings together excellence and track record Source: Vitru and UniCesumar Great Place to Work certificated entity Pedro Graça William Matos Key role on Vitru’s decision making, leading the development of the largest pure - player in Digital Education in Brazil +26 years of experience in education industry Tech entrepreneurial background Leading management role at UniCesumar for the past 14 years Member of the Education Committee of Brazilian Franchising Association Core distance learning focus reinforcing Vitru’s core business

18 461 519 631 519 610 742 1,373 2019 2020 2021 2019 2020 2021 2021 Net Revenue ( R$ millions ) DE Undergrad Revenue (R$ millions) +17% CAGR +73% CAGR Robust top - line growth Vitru Standalone UniCesumar Standalone Pro Forma +19% CAGR 336 423 532 251 307 410 942 2019 2020 2021 2019 2020 2021 2021 +26% CAGR +67% CAGR +28% CAGR 18 Source: Vitru and UniCesumar

19 118 147 182 131 247 290 473 25.5% 28.2% 28.9% 25.3% 40.4% 39.2% 34.5% 2019 2020 2021 2019 2020 2021 2021 85 123 137 91 192 211 348 75.4% 88.2% 82.9% 80.2% 84.0% 86.4% 89.2% 2019 2020 2021 2019 2020 2021 2021 Adjusted EBITDA & Margin (R$ millions) Adjusted Cash Flow from Operations & Cash Conversion (R$ millions) Strong margins and cash flow generation 1 Vitru Standalone UniCesumar Standalone Pro Forma +25% CAGR +101% CAGR +49% CAGR +27% CAGR +102% CAGR +53% CAGR 19 Source: Vitru and UniCesumar Notes: 1. All figures in this slide include the adjustments applied in our definition of Adjusted EBITDA and Adjusted Cash Fl ow from Operations and Cash Conversion.

20 Highly complementary footprint of hubs attracting different profiles of students # of hubs (as of 4 Q21 ) Tot a l South - RS 114 45 159 South - SC 77 58 135 South - PR 47 113 160 Southeast - SP 95 175 270 Southeast - RJ 54 73 127 Southeast - ES 20 21 41 Southeast - MG 76 129 205 Midwest 89 89 178 North 127 92 209 Northeast 240 207 447 Total 939 1,007 (1) 1,946 (1) + 20 Source: Vitru and UniCesumar Notes: 1. Considering 5 international hubs Average Income Self - Study Medium - Low Medium Medium - Low Medium - High Uniasselvi and UniCesumar Students Profile

21 We believe high - quality digital education is a business of scale Strong rationale behind expected synergies Commercial Synergies OpEx Synergies CapEx Synergies Gains of scale in content production and development and IT equipment Improved retention practices and user experience for Uniasselvi Faster opening of new hubs in locations where currently only one brand is offered New undergrad, graduate and technical courses at Unicesumar Optimization of payroll (C - level, mid - managers, back - office, etc.) Gains of scale and use of the best contract rates throughout Vitru Cross - knowledge/ market intelligence and conversion of leads Improved collection practices for Uniasselvi Source: Vitru

22 81.3 OpEx synergies Personnel costs and expenses ▪ 8.1% of the pro - forma personnel costs and expenses of the combined company Contracts costs and expenses ▪ 9.3% of the pro - forma contracts costs and expenses of the combined company PDA ▪ 3.0% of the current PDA expenses of Vitru (stand - alone) Selling expenses ▪ 4.9% of the pro - forma selling expenses of the combined company 420 - 570 230 - 310 290 - 400 115 - 160 1,055 – 1,440 Present Value 1 ( R$mm ) Comparison to current figures Category Source: Vitru Notes: 1. Range assumes WACC at 16% and 13%, synergies estimated until 2030 36.6 17.9 18.9 7.9 Potential as of 2021 (R$ MM) ▪ 6.0% of the pro - forma Net Revenue of the combined company as of 2021 EBITDA Impact Evolution (in nominal R$mm ) 10.7 34.4 50.9 60.2 2022 2023 2024 2025 5.8 24.4 28.5 32.5 2022 2023 2024 2025 0.7 7.5 14.3 17.2 2022 2023 2024 2025 2.2 14.0 29.9 44.1 2022 2023 2024 2025 19.4 80.3 123.7 154.0

23 Commercial and CapEx synergies Penetration of both brands ▪ There are currently ~760 cities in which only one of the two brands is offered; hubs ramp - up over the next years Retention rates ▪ Deployment onto Uniasselvi of Unicesumar's successful retention cell and UX management CAPEX ▪ Content factories of both companies to be optimized; gains of scale in IT equipment Cross - sale and portfolio ▪ Unicesumar has currently less DE Undergrad courses than Uniasselvi and is less/not active in graduate and technical courses Commercial CapEx 405 - 560 140 - 190 65 - 90 400 - 555 945 – 1,305 Present Value 1 ( R$mm ) Rationale Category Source: Vitru Notes: 1. Considering incremental margin of commercial synergies between 51% and 57%; range assumes WACC at 16% and 13%, syne rgi es estimated until 2030 EBITDA Impact Evolution (in nominal R$mm ) 2.8 47.7 84.6 119 2022 2023 2024 2025 2.8 13.6 33.7 40.5 2022 2023 2024 2025 0 35.8 88.6 106.4 2022 2023 2024 2025 0.9 6.6 8.4 9.4 2022 2023 2024 2025 Total Commercial synergies 5.6 206.9 265.9 97.1

24 Total synergies are expected to reach a present value between R$2.0bn and R$2.9bn Considerable synergies’ opportunities 420 2,065 230 115 290 405 140 400 65 570 2,835 310 160 400 560 190 555 90 Commercial OpEx CapEx Source: Vitru Notes: 1. Range assumes WACC at 16% and 13% and incremental margin of commercial synergies between 51% and 57% 1. Personnel costs and expenses 2. Contracts costs and expenses 3. Selling expenses 4. PDA 5. Penetration of both brands 6. Retention rates 7. Cross - sale and portfolio 8. CapEx Total Synergies Present Value Breakdown ( R$mm )

The transaction 3.

Terms and conditions

Vitru Limited through its subsidiary “Vitru Brasil Empreendimentos, Participações e Comércio S.A.” will own 100% of the total share capital of Cesumar – Centro de Ensino Superior de Maringa Ltda to be paid with cash and shares on May 20th, 2022

Transaction Summary		
	Transaction amount	▪ Enterprise Value of R$3,228 million (implied equity value of R$ 3,150 million as of 03/31/21, to be adjusted based on the Balance Sheet of UniCesumar as of the Transaction closing date) ▪ Implied EV/EBITDA 2021 of 11.1x and projected EV/EBITDA (with OpEx synergies only) implying a multiple of 6.4x in 2023E and 5.0x in 2024E[1]
	Structure	▪ 62.9% of Equity Value[2] in cash at closing ▪ 17.7% of Equity Value[2] in cash 12 months after closing, adjusted by IPCA (sellers financing) ▪ 19.4% of Equity Value[2] in Vitru Ltd’s new shares, with 180 days lock-up
	Financing	▪ We have secured firm credit lines from top-notch banks for an amount of R$1.95 billion (five-year financing) ▪ The strong cash flow profile of both companies provides for a smooth deleveraging over time
	Earn-outs and Non compete	▪ Additional medical seats earn out of R$1 million per seat approved within 36 months after closing ▪ Performance earn-outs of up to R$50 million up to two years after closing ▪ Non-compete agreement of R$180mm with Familia Matos for five years after closing

Notes: 1. Considers expected cost and expenses cost synergies, but without any commercial synergies.
2. Equity Value calculated in line with management adjustments. Considers R$3,228mm of Enterprise Value, R$171mm of cash and equivalents, R$253mm of loans and leases and R$4mm of credit card receivables.

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27 Shareholding structure post transaction Pre - transaction Post - transaction Families 1 Free Float 23.5% 21.2% Matos Garcia Other Families 20.5% 14.3% 10.0% 6.8% 6.8% 20.5% 26.8% 18.7% 26.8% Free Float & Management 27.7% Vitru UniCesumar Matos Garcia Other Families 42.0% 29.0% 29.0% • William Matos will occupy a co - CEO position in the combined company together with Pedro Graça , Vitru’s current CEO • Matos Family will have two seats in the board of directors of Vitru from a total of 9 seats, including the co - Chairman position for Mr. Wilson Matos Governance Notes: 1. Several individual shareholders with no Shareholders Agreement among them

Final remarks 4.

29 Disruptive impact requires the right mindset and we found that at UniCesumar Final remarks 1. Game changing transaction creating a disruptive leader on Brazilian distance learning space 2. Similar cultures focused on high - quality education 3. Complementary footprint bringing much desirable scale 5. Important optionality with the Medical business 6. Deal structure aligning incentives for a seamless integration 7. Governance built to take advantage of “the best of both worlds” 4. High synergy potential – expected to reach more than R$400mm in annual synergies by the fourth year of integration

Rodovia José Carlos Daux , 5500, Torre Jurerê A, 2nd floor , 88032 - 005 +55 (47) 3281 - 9500 Florianópolis - SC - Brazil vitru.com.br